Exhibit (a)(9)
[J. Alexander’s Corporation Letterhead]

August 7, 2012

Dear ESOP Participants:

Fidelity National Financial, Inc. has made an offer to purchase all outstanding stock of J. Alexander’s Corporation, including the stock in your account in the ESOP, for a price of $13 per share.  Enclosed is information about the offer in the document entitled “Offer to Purchase for Cash” and in the company’s enclosed “Solicitation/Recommendation Statement,” which I refer to as the “Offering Documents.”  Also enclosed is a card for you to indicate whether you want to accept the offer and sell your shares held in the ESOP.  First, read the “Offering Documents,” make your decision, mark the card and return it to the ESOP Trustee in the envelope provided.  The deadline for the offer is September 5, 2012.  To ensure that your instructions are received by the Trustee prior to the deadline, you must submit your instruction card by mail no later than Friday, August 31, 2012.

If the minimum conditions for Fidelity’s offer to purchase to be completed are satisfied (see the Offering Documents), and if you tender your stock, the Trustee will receive $13 per share for your stock.  The ESOP will be terminated.  However, the cash cannot be paid to you immediately, but will be held in the ESOP until a distribution to you is permitted by the terms of the ESOP document and until IRS approval of the ESOP termination is obtained.

After careful consideration, the Board of Directors has approved the proposed transactions described in the Offering Documents and recommends that shareholders tender their shares.

On behalf of the Board of Directors, we continue to appreciate your contributions to the success of the company.

Sincerely,

/s/ Lonnie J. Stout II

Lonnie J. Stout II
Chairman, President and
Chief Executive Officer

rt
Enclosures